October 18, 2004

via U.S. mail and facsimile

Mr. Joseph A. Santangelo
Orleans Homebuilders, Inc.
One Greenwood Square, #101
3333 Street Road
Bensalem, PA 19020

	RE:	Orleans Homebuilders, Inc.
		Form 10-K for the fiscal year ended June 30, 2004
		Filed August 26, 2004

      Forms 8-K filed August 11, 2004, August 19, 2004, and
October
12, 2004

		File No. 001-06830

Dear Mr. Santangelo:

      We have reviewed your filings and have the following comments.
We have limited our review to only disclosures concerning backlog and acquisitions and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended June 30, 2004
New Orders and Backlog
1. We note your emphasis on new orders and ending backlog in the description of your business and in your MD&A analysis. Given the importance of these measures to your business, we believe that you should provide some additional information to your readers including, but not necessarily limited, to the following items:
* Tell us, and disclose in future filings, at what point a sales contract or potential sale is classified as a "new order" for backlog purposes.
* Tell us how many home sales were cancelled in fiscal years 2002, 2003, and 2004 and the average lag time between when a contract is included in backlog and when it is cancelled.
* Given the significant growth in your company over the past three years, we assume that you had a corresponding significant increase in cancellations.  Tell us how you determined that it was not
necessary
to discuss the impact of these changes in cancellations when analyzing the changes in your new orders, net of cancellations, from year to year.
* Tell us how many of the contracts included in ending backlog at June 30, 2004 you would expect to be cancelled, based on trends noted
from historical experience and based on the timing of your sales.
If
there are a significant number that you expect to be cancelled, we believe that you should disclose that information in MD&A in future filings to provide your readers with better insight into
management`s
expectations for the company.  Also tell us, and disclose in future
filings, the amount of backlog that you expect to fill in the next
12
months.  Refer to Item 101(c)(viii) of Regulation S-K.

Form 8-K filed August 19, 2004
2. We read that you have signed a letter of intent to acquire Peachtree Residential Properties, Inc. Tell us the status of this acquisition. We remind you that once a definitive agreement is signed relating to this acquisition, you should file an Item 1.01 Form 8-K. We also remind you that you should file a Form 8-K to update your investors if the acquisition proceedings are terminated.

Form 8-K/A filed October 12, 2004
3. We note that your pro forma financial statements do not reflect any acquired intangible assets other than goodwill. We assume that you acquired the backlog of Realen Homes. Tell us how you determined that you did not need to reflect backlog or any other acquired intangible assets in your pro forma statements, and whether you plan to reflect such intangible assets in your purchase accounting. Refer to paragraph A19 of SFAS 141.


4. We note that a portion of your consideration to acquire Realen Homes is a 3% note payable due in 2006. It appears that the interest rate on this note payable may be below market. Tell us what consideration you have given to imputing a different interest rate in accordance with APB 21. Tell us what interest rate was used for this note payable in computing pro forma interest expense in your pro forma financial statements.

5. We note adjustment (e) to your pro forma income statement, which removes the effect of duplicate services from selling, general, and administrative expense. Tell us how you quantified the amounts in this adjustment and how you determined that the items in this adjustment meet the criteria of Rule 11-02(b) of Regulation S-X.

6. We remind you of the requirements of paragraphs 51-53 of SFAS
141.
Confirm to us that you will provide these disclosures in your September 30, 2004 Form 10-Q.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jennifer Thompson at (202) 824-5259, Nathan
Cheney at (202) 942-1804 or me at (202) 942-1798 if you have questions regarding these comments.

							Sincerely,





							John Hartz
							Senior Assistant Chief
Accountant
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Mr. Joseph Santangelo
October 18, 2004
Page 4 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE